Contact

www.linkedin.com/in/rini-
greenfield-3394211 (LinkedIn)

Top Skills

Equity Research

Equities

Bloomberg

Rini Greenfield

Founding General Partner at Rethink Food

Miami, Florida, United States

Summary

Advancing the creation of a sustainable food system.

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Experience

Rethink Food

Founding General Partner

September 2021 - Present (4 years 1 month)

New York, New York, United States

Rethink Food will invest in companies that help support the production, availability and demand for healthier and more sustainable food for all people. As an impact investor, Rethink Food is looking for disruptive businesses operating across the entire food system with a focus on entrepreneurs seeking to provide sustainable and accessible food and beverage solutions for a growing population. We believe our value is created through a combination of capital and practical sector expertise across all relevant verticals. If you're an entrepreneur in the food tech space seeking venture capital, we want to hear from you!

Agtonomy

Board Observer

October 2024 - Present (1 year)

San Francisco Bay Area

Phytoform

Board Member

January 2024 - Present (1 year 9 months)

Greater London, England, United Kingdom

Inevitable

Board Member

April 2025 - Present (6 months)

Lockhart, Texas, United States

Harmony Baby Nutrition

Board Member
November 2022 - Present (2 years 11 months)
Boston, Massachusetts, United States

Branching Minds
Advisory Board Member
September 2017 - January 2024 (6 years 5 months)
Greater New York City Area

A Bain Capital Double Impact portfolio company.

RSL Investments
Venture Capital
January 2017 - January 2018 (1 year 1 month)
New York, NY

Tiger Managememt (Adaptive Management)
Partner
August 2013 - July 2015 (2 years)
New York, NY

Weiss Multi-Strategy Advisors
Senior Analyst
September 2005 - August 2013 (8 years)
New York, NY

Technology investor

Monness, Crespi, Hardt & Co., Inc.
Senior Analyst
September 2002 - August 2005 (3 years)
New York, NY

Semiconductor analyst

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Education

University of California, Berkeley
BA, Economics · (1998 - 2002)